

February 23, 2011

Jon D. Ehlinger
General Counsel
DriveTime Automotive, Inc.
4020 East Indian School Road
Phoenix, Arizona 85018

     Re: **DriveTime Automotive Group, Inc.**
             DT Acceptance Corporation
             DriveTime Car Sales Company, LLC
             DriveTime Sales and Finance Company, LLC
             DT Credit Company, LLC
             DT Jet Leasing, LLC
             Approval Services Company, LLC
             Amendment No. 4 to Registration Statement on Form S-4
             Filed February 3, 2011
             File No. 333-169730-01

Dear Mr. Ehlinger:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-4, filed February 3, 2011

Consolidated Financial Statements of Drivetime Automotive Group, Inc. and Subsidiaries, page F-1

1. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

2. We note your response to comment one in our letter dated January 7, 2011, including your revised response dated February 16, 2011. Based on the information provided to us, we will not object to your conclusion that Rule 3-16 of Regulation S-X is not applicable to your pledge of the equity interests in DTAC's special purpose finance subsidiaries since the substance of this pledge appears to be a pledge of the residual cash flows of these subsidiaries rather than their equity. However, we have the following comments concerning your disclosures:

- Page six of your prospectus summary presents a chart titled "Collateral Structure." Either revise this disclosure to only present your corporate structure, or if you wish to also convey the collateral available to the holders of the exchange notes, revise your disclosures within this chart or in related narrative to clarify what priority the exchange note holders have on the various types of collateral presented within this chart. For example, your disclosure on page 12 under "Intercreditor Agreement" indicates that the exchange note holders only have a second-priority lien on the inventory pledged as collateral, and your response to our comment indicates that, in substance, the exchange note holders only have a second-priority lien on the auto loan receivables of DTAC's special purpose finance subsidiaries. Your current disclosure may imply that the exchange note holders have a first-priority lien on all assets included within this chart.

- Your response states that the collateral for the exchange notes consists of auto loan receivables not held in DTAC's special purpose finance subsidiaries, residual cash flows from your auto loan receivables in DTAC's special purpose finance subsidiaries, and your vehicle inventory. Please revise your description of the collateral on page 11 and everywhere else it is described within your filing to convey substantially the same information as was provided to us in your response. Given that your response indicates that the pledge of the equity interests of DTAC's special purpose finance subsidiaries is non-substantive such that Rule 3-16 is not applicable, it would not be appropriate to disclose in your filing that the collateral for the exchange notes includes these equity interests without also disclosing that the right to these equity interests is non-substantive and clearly explaining the actual substance of this collateral pledge. Please note that retaining your current disclosures and merely adding a cross-reference to your risk factors may not convey in a transparent manner the rights and collateral that your exchange note holders have actually received.

- Please ensure that you refer to DTAC's special purpose finance subsidiaries in which you have effectively issued a second-priority lien on the auto loan receivables in a consistent manner throughout your filing. For example, you appear to refer to these subsidiaries as "certain of DTAC's wholly-owned subsidiaries" on page 11 under "Collateral," as "our special purpose finance subsidiaries" on page 11 under "Ranking," and as "certain of our special purpose financing subsidiaries" in your proposed revisions to the second risk factor on page 31. Please ensure that your readers can understand whether each of these disclosures is referring to the same group of subsidiaries, or if there are distinctions between these descriptions, please revise your disclosures to better explain those distinctions.

- We note your proposed presentation of information about your "pledged" subsidiaries within your Rule 3-10 footnote and within your debt footnote. Please ensure that you refer to these subsidiaries and describe both the form and the substance of your pledge of their equity as collateral in a manner consistent with the disclosures elsewhere in your filing. Additionally, please do not refer to "the SPEs described below" unless you plan to provide additional disclosure about these SPEs below your proposed narrative disclosure. Finally, please refrain from using the word "immediately" when describing the limits on the ability of the exchange note holders to become equity holders in these subsidiaries, since immediately has a special connotation in the context of Rule 3-10 of Regulation S-X and this disclosure may create confusion when it is placed within your Rule 3-10 footnote.

3. We note your response to comment two in our letter dated January 7, 2011 that you have combined the equity accounts of DTAG and DTAC into one line item on the balance sheet. Notwithstanding the fact that DTAG and DTAC have identical ownership with no competing equity interests, it remains unclear to us how your current presentation results in consolidated financial statements that comply with ASC 810. Please note that the financial statements contained in your filings with us must comply with GAAP. Either explain to us in detail the authoritative GAAP literature that supports your current presentation, or revise to present DTAC's equity as a noncontrolling interest within the consolidated financial statements of DTAG consistent with the guidance in ASC 810-10-45-15.

4. We have reviewed your response to comment three in our letter dated January 7, 2011. Please refer to your analysis of ASC 810-10-15-14(b)(1). We note your statement that DTAC is a VIE because Mr. Garcia lacks the power, through voting or similar rights, to direct the activities of DTAC that most significantly impact its economic performance. Further, we note your analysis that the key activities which DTAC engages are controlled directly by DTAG. We also note the information contained in your risk factor on page 30 "Our Chairman and principal shareholder can control substantially all matters and this ability may result in unwise or improper decision that may harm our direction or profitability." We also note the disclosure on page 91 that as your founder, long-time Chairman and former Chief Executive Officer, Mr. Garcia brings an extensive understanding of your industry to the Board and serves as an invaluable resource for assessing and managing risks and planning for corporate strategy. We also note the disclosure at the bottom of page 99 that the difference in Mr. Garcia's salary in comparison to the other named executive officers reflects his status as the owner of a private company and his substantial involvement and contributions in securing financing for the company, in addition to developing and implementing overall company strategy. Based on these disclosures about Mr. Garcia's involvement in your company, it remains unclear to us that Mr. Garcia does not effectively control DTAC, either directly or

through his control of DTAG. To assist us in better understanding why DTAC should not be accounted for under the voting interest entity model, please better explain Mr. Garcia's ability to direct the activities of both DTAG and DTAC and whether he has historically done so. In doing so, explain to us the degree to which Mr. Garcia is involved in management and budgetary decisions of both DTAG and DTAC and the extent to which the management of these entities, excluding Mr. Garcia, can make substantive decisions without his permission or involvement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

H. Christopher Owings
Assistant Director